Registration No. 333-104625

Filed Pursuant to Rule 424(b)(3)
Synovus Financial Corp.

$300,000,000

4.875% Subordinated Notes Due 2013

       Upon completion of the exchange offer, which we expect to complete in June 2003, we will issue up to $300,000,000 aggregate principal amount of 4.875% Subordinated Notes due 2013, which have been registered under the Securities Act of 1933, as amended, in exchange for our 4.875% Subordinated Notes due 2013.

The Notes

•	The notes will bear interest at the rate of 4.875% per year. We will pay interest on the notes semiannually on February 15 and August 15, beginning on August 15, 2003.

•	The notes will mature on February 15, 2013.

•	The notes may not be redeemed prior to maturity.

•	The notes will rank junior in right of payment to all of our senior indebtedness and effectively junior to all indebtedness and other liabilities of our subsidiaries.

•	The notes will be our unsecured obligations, will not be savings accounts, deposits or other obligations of ours or any of our subsidiaries and will not be insured by the Federal Deposit Insurance Corporation, the bank insurance fund or any other governmental agency or instrumentality.

•	The notes will not be listed on any security exchange.

      We prepared this prospectus for use by Synovus Securities, Inc. in connection with offers and sales related to market-making transactions in the notes. Synovus Securities, Inc. may act as principal or agent in these transactions. These sales will be made at prices related to prevailing market prices at the time of sale. We will not receive any of the proceeds of these sales.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is accurate or complete or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

      The date of this prospectus is May 7, 2003.

WHERE YOU CAN FIND MORE INFORMATION
SUMMARY
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
CERTAIN REGULATORY CONSIDERATIONS
DESCRIPTION OF THE NEW NOTES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS

Where You Can Find More Information	i

Summary	1

Forward-Looking Statements	4

Use of Proceeds	5

Ratio of Earnings to Fixed Charges	6

Certain Regulatory Considerations	7

Description of the New Notes	13

Plan of Distribution	21

Legal Matters	21

Experts	21

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933, as amended, which we refer to as the Securities Act, relating to our offering of the new notes. This prospectus is part of the registration statement. As described below, you may obtain from the SEC a copy of the registration statement and exhibits that we filed with the SEC when we registered the new notes. The registration statement may contain additional information that may be important to you. Statements made in this prospectus about legal documents may not necessarily be complete and you should read the documents which are filed as exhibits to the registration statement or otherwise filed with the SEC.

      We also file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

      We are “incorporating by reference” into this prospectus certain documents we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus and information that we subsequently file with the SEC will automatically update and supercede information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, which we refer to as the Exchange Act:

i

•	Annual Report on Form 10-K for the year ended December 31, 2002, filed on March 20, 2003 (File No. 001-10312), as amended by the Annual Report on Form 10-K/A for the year ended December 31, 2002, filed on April 22, 2003 (File No. 001-10312);

•	Proxy Statement on Schedule 14A, including Financial Appendix, for the Annual Meeting of Shareholders to be held on April 24, 2003, filed as exhibit 20.1 to the Annual Report on Form 10-K for the year ended December 31, 2002, filed on March 20, 2003 (File No. 001-10312); and

•	Current Reports on Form 8-K filed on January 15, 2003 (File No. 001-10312) and April 16, 2003 (File No. 001-10312).

      You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, and copies of the indenture and the registration rights agreement at no cost, by writing or calling us at the following address:

          Synovus Financial Corp.

          Suite 301, One Arsenal Place
          901 Front Avenue
          Columbus, Georgia 31901
          (706) 644-1930
          Attention: G. Sanders Griffith, III
                                   Senior Executive Vice President,
                                   General Counsel and Secretary

      You should rely only on the information contained in this prospectus. We have not authorized anyone else to provide you with additional or different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

ii

SUMMARY

      The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus. Because this is a summary, it may not contain all of the information that may be important to you. Unless the context otherwise requires, references in this prospectus to “Synovus,” “our company,” “we,” “us,” “our” and similar expressions mean Synovus Financial Corp., a Georgia corporation, and its consolidated subsidiaries. References to the “old notes” mean the unregistered 4.875% subordinated notes due 2013 and references to the “new notes” mean the 4.875% subordinated notes due 2013, which have been registered under the Securities Act.

Synovus Financial Corp.

General

      We are a financial services company and a registered bank holding company. We conduct a broad range of financial services through our banking and non-banking subsidiaries at approximately 300 locations. We operate in two business segments:

•	financial services, which primarily involve commercial banking activities, retail banking, financial management, mortgage banking, insurance and leasing services, and

•	electronic payment processing, which includes consumer credit, debit, commercial, retail and stored value card processing and related services, as well as debt collection and bankruptcy management services and the provision of software solutions for commercial card management programs.

      As of December 31, 2002 we had total assets of approximately $19.0 billion, net loans of $14.3 billion, total deposits of $13.9 billion and total shareholders’ equity of $2.0 billion.

      Under the longstanding policy of the Board of Governors of the Federal Reserve System, which we refer to as the Federal Reserve Board, a bank holding company is expected to act as a source of financial strength for its subsidiary banks and to commit resources to support these banks. As a result of this policy, we may be required to commit resources to our subsidiary banks in circumstances where we might not otherwise do so.

      Our principal executive offices are located at Suite 301, One Arsenal Place, 901 Front Avenue, Columbus, Georgia 31901, and our telephone number is (706) 649-4751. Our common stock is traded on the New York Stock Exchange under the symbol “SNV.”

Financial Services

      We currently have 40 wholly owned first and second tier banking subsidiaries located in Georgia, Alabama, South Carolina, Florida and Tennessee, which we refer to as the bank subsidiaries.

      The bank subsidiaries offer commercial banking services, including commercial, financial, agricultural and real estate loans, and retail banking services, including accepting customary types of demand and savings deposits, making individual, consumer, installment, first mortgage and second mortgage loans, offering money transfers, safe deposit services, trust, investment, IRA and Keogh services, leasing services, automated banking and electronic switch services, automated fund transfers and bank credit card services, including Mastercard and Visa services.

      Our primary non-bank subsidiaries are:

•	Synovus Securities, Inc.®, Columbus, Georgia, which specializes in professional portfolio management for fixed-income securities, executing securities transactions as a broker/ dealer and providing individual investment advice on equity and other securities;

•	Synovus Trust Company®, N.A., Columbus, Georgia, which provides trust services;

•	Synovus Mortgage Corp.®, Birmingham, Alabama, which offers mortgage services;

•	Synovus Insurance Services, Columbus, Georgia, which offers insurance agency services;

•	Creative Financial Group, LTD., Atlanta, Georgia, which provides financial planning services; and

•	GLOBALT, Inc., Atlanta, Georgia, which provides asset management services.

Electronic Payment Processing

      Established in 1983 as an outgrowth of an on-line accounting and bankcard data processing system developed for one of our subsidiaries, Total System Services, Inc., which we refer to as TSYS, is now one of the world’s largest electronic payments processors of consumer credit, debit, commercial, stored value and retail cards. TSYS is based in Columbus, Georgia, and its common stock is traded on the New York Stock Exchange under the symbol “TSS.” TSYS provides an electronic link between buyers and sellers with a comprehensive on-line system of data processing services with more than 245 million cardholder accounts on file as of December 31, 2002. TSYS provides a comprehensive on-line system of data processing services servicing issuing institutions throughout the United States, Canada, Mexico, Honduras, the Caribbean and Europe. TSYS currently offers merchant services to financial institutions and other organizations in the United States and Japan. We currently own 81% of TSYS through our wholly-owned subsidiary, Columbus Bank and Trust Company, which we refer to as CB&T.

The New Notes

      The following is a summary of the new notes. For a more detailed description of the terms of the new notes, see “Description of the New Notes” in this prospectus.

Issuer	Synovus Financial Corp.

Notes Offered	$300,000,000 aggregate principal amount of 4.875% subordinated notes due 2013.

Maturity	February 15, 2013.

Interest Payment Dates	February 15 and August 15, beginning August 15, 2003.

Ranking	The new notes will be our direct, unsecured subordinated obligations and will rank junior in right of payment to all senior indebtedness (as defined below under “Description of the New Notes — Subordination of the Notes”) of our company. The new notes will also rank effectively junior to all of our subsidiaries’ indebtedness, deposits and other liabilities. As of December 31,

2002, we had an aggregate of $275.0 million of senior indebtedness outstanding. In addition, as of December 31, 2002, our subsidiaries had an aggregate of $2,629.2 million of indebtedness and other liabilities outstanding, excluding deposits of $13,928.8 million. We expect to incur additional senior indebtedness from time to time, and the indenture does not prohibit or limit the incurrence of other indebtedness, including additional senior indebtedness.

The indenture also does not limit our or our subsidiaries’ ability to incur other debt, including debt secured by a lien on our or our subsidiaries’ assets, and does not contain financial or similar restrictive covenants.

The new notes are not deposits and are not insured by the Federal Deposit Insurance Corporation or any governmental agency.

Redemption	We may not redeem the new notes prior to maturity.

FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements. We may also make forward-looking statements in reports filed with the SEC that we incorporate by reference into this prospectus. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates,” “plans,” “estimates” or similar expressions. These statements are based on beliefs and assumptions of our management, and on information currently available to our management.

      Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. With respect to forward-looking statements contained or incorporated by reference in this prospectus, we have made assumptions regarding, among other things:

•	expected trends in credit quality;

•	expected loan delinquency rates;

•	expected loan growth;

•	expected net interest margin;

•	expected increases in net income of TSYS;

•	expected increases in our banking services business’ net income;

•	expected increases in our Financial Management Services business’ and insurance business’ revenues;

•	expected increases in our Financial Services business’ expenses;

•	the impact of increasing competition and consolidation within the banking industry; and

•	general economic conditions.

      We cannot assure you that our assumptions are correct. Forward-looking statements contained or incorporated by reference in this prospectus are also subject to risks and uncertainties. These include, but are not limited to, the following:

•	TSYS’ inability to achieve its net income goal for 2003, due to failure to successfully bring new products and services to market, adverse developments with respect to its sub-prime or retail clients, its inability to control expenses or sign new clients, or otherwise;

•	our inability to achieve our net income goals for banking services or to control Financial Services’ expenses;

•	our inability to increase our revenues derived from Financial Management Services and insurance;

•	the strength of the U.S. economy in general and the strength of the local economies in which we operate;

•	the effects of and changes in trade, monetary and fiscal policies, and laws, including interest rate policies of the Federal Reserve Board;

•	changes in inflation rates, interest rates, market and monetary fluctuations;

•	the timely development of and acceptance of new products and services and perceived overall value of these products and services by users;

•	changes in consumer spending, borrowing, and saving habits;

•	technological changes are more difficult or expensive than anticipated;

•	our ability to identify, complete and integrate acquisitions;

•	our ability to increase market share and control our expenses;

•	the effect of changes in laws and regulations, including laws and regulations concerning taxes, banking, securities, and insurance, with which we and our subsidiaries must comply;

•	the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, the Financial Accounting Standards Board, or other authoritative bodies;

•	changes in our organization, compensation, and benefit plans;

•	the costs and effects of litigation and of unexpected or adverse outcomes in such litigation;

•	a deterioration in credit quality or a reduced demand for credit;

•	the occurrence of catastrophic events that could adversely impact us or TSYS and/or any of its major clients or the U.S. economy generally;

•	successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive software patent protection;

•	possible terrorist attacks against the United States or its interests abroad or hostilities in the Middle East or elsewhere; and

•	our success in managing the risks involved in the foregoing.

      We believe that these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

USE OF PROCEEDS

      This prospectus is delivered in connection with the sale of the new notes by Synovus Securities, Inc. in market-making transactions. We will not receive any of the proceeds from these transactions.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table shows the ratio of earnings to fixed charges of our company, which includes our subsidiaries, on a consolidated basis. The ratio of earnings to fixed charges has been computed by dividing:

•	income before income taxes plus minority interest in TSYS’ net income plus fixed charges, by

•	fixed charges.

      Fixed charges represent interest expense, either including or excluding interest on deposits as set forth below, and one-third of net rental expense, which has been deemed to be equivalent to interest on long-term debt. Interest expense, other than on deposits, includes interest on long-term debt, federal funds purchased and securities sold under agreements to repurchase, mortgages, commercial paper and other funds borrowed.

	Year ended December 31,

	1998		1999		2000		2001		2002

Including interest on deposits	1.93	x	1.96	x	1.79	x	2.01	x	2.71	x

Excluding interest on deposits	13.35	x	7.67	x	4.55	x	6.02	x	8.17	x

CERTAIN REGULATORY CONSIDERATIONS

      Bank holding companies and banks are regulated extensively under federal and state law. In addition, our non-bank subsidiaries are also subject to regulation under federal and state law. The following discussion sets forth some elements of the comprehensive regulatory framework applicable to us and our bank subsidiaries. Federal and state regulation of bank holding companies and banks are intended primarily for the protection of depositors rather than the holders of the notes. See “Where You Can Find More Information.”

General

      We are a registered bank holding company subject to supervision and regulation by the Federal Reserve Board under the Bank Holding Company Act of 1956 and by the Georgia Department of Banking and Finance under the bank holding company laws of the State of Georgia. We became a financial holding company under the Gramm-Leach-Bliley Act of 1999 in April 2000. Financial holding companies may engage in a variety of activities, some of which are not permitted for other bank holding companies that are not financial holding companies. Our affiliate national banking associations are subject to regulation and examination primarily by the Office of the Comptroller of the Currency, which we refer to as the OCC, and, secondarily, by the Federal Deposit Insurance Corporation, which we refer to as the FDIC, and the Federal Reserve Board. Our state-chartered banks which are not members of the Federal Reserve System are subject to primary federal regulation and examination by the FDIC. Our state-chartered banks which are members of the Federal Reserve System are subject to primary federal regulation and examination by the Federal Reserve Board. In addition, all of our state-chartered banks are regulated and examined by their respective state banking departments. Numerous other federal and state laws, as well as regulations promulgated by the Federal Reserve Board, the state banking regulators, the OCC and the FDIC govern almost all aspects of the operations of the banks. Various federal and state bodies regulate and supervise our non-banking subsidiaries including our brokerage, investment advisory, insurance agency and processing operations. These include, but are not limited to, the SEC, the National Association of Securities Dealers, Inc., federal and state banking regulators and various state regulators of insurance and brokerage activities.

Dividends

      Under the laws of the State of Georgia, we, as a business corporation, may declare and pay dividends in cash or property unless the payment or declaration would be contrary to restrictions contained in our Articles of Incorporation, and unless, after payment of the dividend, we would not be able to pay our debts when they become due in the usual course of our business or our total assets would be less than the sum of our total liabilities. We are also subject to regulatory capital restrictions that limit the amount of cash dividends that we may pay. Additionally, we are subject to contractual restrictions that limit the amount of cash dividends we may pay.

      The primary sources of funds for our payment of dividends to our shareholders are dividends and fees to us from our banking and non-banking affiliates. Various federal and state statutory provisions and regulations limit the amount of dividends that our subsidiary banks may pay. Under the regulations of the Georgia Department of Banking and Finance, a Georgia bank must have approval of the Georgia Department of Banking and Finance to pay cash dividends if, at the time of such payment:

•	the ratio of Tier 1 Capital to adjusted total assets is less than 6%;

•	the aggregate amount of dividends to be declared or anticipated to be declared during the current calendar year exceeds 50% of its net after-tax profits for the previous calendar year; or

•	its total classified assets in its most recent regulatory examination exceeded 80% of its Tier 1 Capital plus its allowance for loan losses, as reflected in the examination.

      In general, the approval of the Alabama Banking Department, Florida Banking Department and Tennessee Department of Financial Institutions is required if the total of all dividends declared by an Alabama, Florida or Tennessee bank, as the case may be, in any year would exceed the total of its net profits for that year combined with its retained net profits for the preceding two years less any required transfers to surplus. In addition, the approval of the OCC is required for a national bank to pay dividends in excess of the bank’s retained net income for the current year plus retained net income for the preceding two years. Approval of the Federal Reserve Board is required for payment of any dividend by a state chartered bank that is a member of the Federal Reserve System and is sometimes referred to as a state member bank, if the total of all dividends declared by the bank in any calendar year would exceed the total of its net profits, as defined by regulatory agencies, for that year combined with its retained net profits for the proceeding two years. In addition, a state member bank may not pay a dividend in an amount greater than its net profits then on hand.

      Some of our banking affiliates have in the past been required to secure prior regulatory approval for the payment of dividends to us in excess of regulatory limits and may be required to seek approval for the payment of dividends to us in excess of those limits in the future. If prior regulatory approvals are sought, there is no assurance that any such regulatory approvals will be granted.

      Federal and state banking regulations applicable to us and our banking subsidiaries require minimum levels of capital which limit the amounts available for payment of dividends. Our objective is to pay out at least one-third of prior year’s earnings in cash dividends to our shareholders. We (including our predecessors) have paid cash dividends on our common stock in every year since 1891. Under restrictions imposed under federal and state laws, our subsidiary banks could declare aggregate dividends to us of approximately $162.6 million during 2003 without obtaining regulatory approval.

Capital Requirements

      We are required to comply with the capital adequacy standards established by the Federal Reserve Board and our banking subsidiaries must comply with similar capital adequacy standards established by the OCC, Federal Reserve Board and FDIC, as applicable. There are two basic measures of capital adequacy for bank holding companies and their banking subsidiaries that have been promulgated by the Federal Reserve Board, the FDIC and the OCC: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company or a bank to be considered in compliance. As a financial holding company, we and our subsidiary banks are required to maintain capital levels required for a well-capitalized institution, as defined by the federal banking regulators.

      The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

      The minimum guideline for the ratio of total capital to risk-weighted assets, including certain off-balance-sheet items, such as standby letters of credit, is 8.0%. At least half of total capital must comprise common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets, referred to as Tier 1 Capital. The remainder may consist of subordinated debt, other preferred stock and a limited amount of loan loss reserves, referred to as Tier 2 Capital. The Federal Reserve Board also requires certain bank holding companies that engage in trading activities to adjust their risk-based capital to take into consideration market risk that may result from movements in market prices of covered trading positions in trading accounts, or from foreign exchange or commodity positions, whether or not in trading accounts, including changes in interest rates, equity prices, foreign exchange rates or commodity prices. Any capital required to be maintained under these provisions may consist of new Tier 3 Capital consisting of certain short-term subordinated debt. In addition, the Federal Reserve Board has issued a policy statement, under which a bank holding company that is determined to have weaknesses in its risk management processes or a high level of interest rate risk exposure may be required to hold additional capital.

      The Federal Reserve Board has also established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum leverage ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets, of 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a leverage ratio of at least 4.0%. Bank holding companies are expected to maintain higher-than-minimum capital ratios if they have supervisory, financial, operational or managerial weaknesses, or if they are anticipating or experiencing significant growth. We have not been advised by the Federal Reserve Board of any specific minimum leverage ratio applicable to us.

      At December 31, 2002, our total capital ratio was 12.53%, our Tier 1 Capital ratio was 11.38% and our Tier 1 leverage ratio was 10.86%. Each of these ratios exceeds the current requirements under the Federal Reserve Board’s capital guidelines.

      Each of our banking subsidiaries is subject to similar risk-based and leverage capital requirements adopted by our applicable federal banking agency, and each was in compliance with the applicable minimum capital requirements as of December 31, 2002.

      Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits and other restrictions on its business. As described below, substantial additional restrictions can be imposed upon FDIC-insured depository institutions that fail to meet applicable capital requirements. See “— Prompt Corrective Action” below.

Commitments to Subsidiary Banks

      Under the Federal Reserve Board’s policy, we are expected to act as a source of financial strength to our subsidiary banks and to commit resources to support our subsidiary banks in circumstances when we might not do so absent that policy. In addition, any capital loans by us to any of our subsidiary banks would also be subordinate in right of payment to depositors and to certain other indebtedness of that bank.

      In the event of our bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment. In addition, the Federal Deposit Insurance Act provides that any financial institution whose deposits are insured by the FDIC generally will be liable for any loss incurred by the FDIC in connection with the default of, or any assistance provided by the FDIC to, a commonly controlled financial institution.

Prompt Corrective Action

      The Federal Deposit Insurance Corporation Improvement Act of 1991, which we refer to as the FDIC Improvement Act, establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system the federal banking regulators are required to rate supervised institutions on the basis of five capital categories as described below. The federal banking regulators are also required to take mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the FDIC Improvement Act requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

      Under the FDIC Improvement Act, the Federal Reserve Board, the FDIC, the OCC and the Office of Thrift Supervision have adopted regulations setting forth a five-tier scheme for measuring the capital adequacy of the financial institutions they supervise. Under the regulations, an institution would be placed in one of the following capital categories:

•	well capitalized — an institution that has a Total Capital Ratio of at least 10%, a Tier 1 Capital Ratio of at least 6% and a Tier 1 Leverage Ratio of at least 5%;

•	adequately capitalized — an institution that has a Total Capital Ratio of at least 8%, a Tier 1 Capital Ratio of at least 4% and a Tier 1 Leverage Ratio of at least 4%;

•	undercapitalized — an institution that has a Total Capital Ratio of under 8%, a Tier 1 Capital Ratio of under 4% or a Tier 1 Leverage Ratio of under 4%;

•	significantly undercapitalized — an institution that has a Total Capital Ratio of under 6%, a Tier 1 Capital Ratio of under 3% or a Tier 1 Leverage Ratio of under 3%; and

•	critically undercapitalized — an institution whose tangible equity is not greater than 2% of total tangible assets.

      The regulations permit the appropriate federal banking regulator to downgrade an institution to the next lower category if the regulator determines (1) after notice and opportunity for hearing or response, that the institution is in an unsafe or unsound condition or (2) that the institution has received and not corrected a less-than-satisfactory rating for any of the categories of asset quality, management, earnings or liquidity in its most recent examination. Supervisory actions by the appropriate federal banking regulator depend upon an institution’s classification within the five categories. Our management believes that we and our bank subsidiaries have the requisite capital levels to qualify as well capitalized institutions under the FDIC Improvement Act regulations.

      The FDIC Improvement Act generally prohibits a depository institution from making any capital distribution, including payment of a dividend, or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve System. In addition, undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. A depository institution’s holding company must guarantee the capital plan, up to an amount equal to the lesser of 5% of the depository institution’s assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. Federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution’s capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.

      Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator.

Safety and Soundness Standards

      The Federal Deposit Insurance Act, as amended by the FDIC Improvement Act and the Riegle Community Development and Regulatory Improvement Act of 1994, requires the federal bank regulatory agencies to prescribe standards, by regulations or guidelines, relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, stock valuation and compensation, fees and benefits and such other operational and managerial standards as the agencies deem appropriate. The federal bank regulatory agencies have adopted a set of guidelines prescribing safety and soundness standards under the FDIC Improvement Act. The guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal shareholder. The federal banking agencies determined that stock valuation standards were not appropriate. In addition, the agencies have adopted regulations that authorize, but do not require, an agency to order an institution that has been given notice by an agency that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan, the agency must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized institution is subject under the prompt corrective action provisions of the FDIC Improvement Act. See “— Prompt Corrective Action” above. If an institution fails to comply with such an order, the agency may seek to enforce such order in judicial proceedings and to impose civil money penalties.

Depositor Preference Statute

      Federal law provides that deposits and certain claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general unsecured claims against such an institution, including federal funds and letters of credit, in the liquidation or other resolution of such an institution by any receiver.

Gramm-Leach-Bliley Act

      On November 12, 1999, legislation was enacted which allows bank holding companies to engage in a wider range of non-banking activities, including greater authority to engage in securities and insurance activities. Under the Gramm-Leach-Bliley Act, a bank holding company that elects to become a financial holding company may engage in any activity that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines by regulation or order is: (1) financial in nature; (2) incidental to any such financial activity; or (3) complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. The legislation makes significant changes in United States banking law, principally by repealing restrictive provisions of the 1933 Glass-Steagall Act. The legislation specifies certain activities that are deemed to be financial in nature, including lending, exchanging, transferring, investing for others, or safeguarding money or securities; underwriting and selling insurance; providing financial, investment or economic advisory services; underwriting, dealing in or making a market in securities; and any activity currently permitted for bank holding companies by the Federal Reserve Board under Section 4(c)(8) of the Bank Holding Company Act. The legislation does not authorize banks or their affiliates to engage in commercial activities that are not financial in nature. A bank holding company may elect to be treated as a financial holding company only if all depository institution subsidiaries of the holding company are well-capitalized, well-managed and have at least a satisfactory rating under the Community Reinvestment Act. We became a financial holding company in April 2000.

      In addition to the Gramm-Leach-Bliley Act, there have been a number of legislative and regulatory proposals that would have an impact on bank/ financial holding companies and their bank and non-bank subsidiaries. It is impossible to predict whether or in what form these proposals may be adopted in the future and if adopted, what their effect will be on us.

DESCRIPTION OF THE NEW NOTES

      The form and terms of the new notes and the old notes are identical in all material respects, except that transfer restrictions, interest rate increase provisions and registration rights applicable to the old notes do not apply to the new notes. References in this section to the “notes” are references to both the old notes and the new notes. The old notes were, and the new notes will be, issued under an indenture dated as of February 18, 2003, between our company and The Bank of New York Trust Company of Florida, N.A., as trustee. The indenture is subject to and governed by the Trust Indenture Act of 1939. We have summarized selected provisions of the indenture below. You should read the indenture for provisions that may be important to you. The indenture has been filed as part of the registration statement of which this prospectus is a part. You can obtain copies of the indenture by following the directions described under the caption “Where You Can Find More Information.”

General

      The notes are our direct, unsecured subordinated obligations and rank junior in right of payment to all senior indebtedness (as defined below under “— Subordination of the Notes”) of our company. The notes also rank effectively junior to all of our subsidiaries’ indebtedness, deposits and other liabilities. As of December 31, 2002, we had an aggregate of $275.0 million of senior indebtedness outstanding. In addition, as of December 31, 2002, our subsidiaries had an aggregate of $2,629.2 million of indebtedness and other liabilities outstanding, excluding deposits of $13,928.8 million. We expect to incur additional senior indebtedness from time to time, and the indenture does not prohibit or limit the incurrence of other indebtedness, including additional senior indebtedness.

      The notes bear interest at the rate per year set forth on the cover page of this prospectus. We will pay interest on the notes semiannually on February 15 and August 15 of each year, beginning August 15, 2003 and ending on their maturity date, to the holders registered at the close of business on the February 1 or August 1 preceding the applicable interest payment date. Old notes accepted for exchange will not receive accrued interest at the time of exchange. However, each new note will bear interest:

•	from the later of (1) the last interest payment date on which interest was paid on the old note surrendered in exchange for the new note or (2) if the old note is exchanged for the new note on a date after the record date for an interest payment date to occur on or after the date of the exchange and as to which that interest will be paid, the date of that interest payment date, or

•	if no interest has been paid on the old note, from February 18, 2003.

      The notes may not be redeemed prior to maturity. Unless other arrangements are made, payments of principal and interest on the notes will be made to the depositary as described below under the caption “— Book Entry System.” The notes are issued only in registered form without coupons, in denominations of $1,000 and integral multiples of $1,000.

      We maintain an office in the Borough of Manhattan, The City of New York, where the notes may be presented for exchange or transfer, which register shall at all times be open for inspection by the trustee. The office initially is located at 101 Barclay Street, New York, New York 10286, Corporate Trust Department. You will not have to pay a service charge to register the transfer or exchange of any notes, but we may require that you pay any applicable tax or other governmental charge.

      We issued the notes in an initial aggregate principal amount of $300 million. We may at any time, without notice to or consent of the holders of the notes, issue additional notes under the indenture having the same ranking, interest rate, maturity date and other terms as the notes. Any additional notes, together with the notes offered by this prospectus, will constitute a single series of notes under the indenture. The indenture also does not limit our or our subsidiaries’ ability to incur other debt, including debt secured by a lien on our or our subsidiaries’ assets, and does not contain financial or similar restrictive covenants.

      Because we are a holding company, our right and the rights of our creditors, including holders of the notes, to participate in any distribution of assets of any of our subsidiaries upon its liquidation, reorganization or otherwise would be subject to the prior claims of creditors of that subsidiary, except to the extent that we are a creditor of that subsidiary with recognized claims. However, in the event of a liquidation or other resolution of an insured depository institution, such as our bank subsidiaries, the claims of depositors and other general or subordinated creditors are entitled to a priority payment over the claims of holders of any obligation of the institution to its shareholders, including any depository institution, holding company or any shareholder or creditor thereof. Our subsidiaries have significant outstanding long-term debt and substantial obligations with respect to deposit liabilities and federal funds purchased, securities sold under repurchase agreements, other short-term debt borrowings and various financial obligations.

      In addition, the indenture and the notes do not contain any provision that would protect the holders of the notes against a sudden and dramatic decline in credit quality resulting from a takeover, recapitalization or other restructuring of our company or other event involving us that may adversely affect our credit quality.

      The notes are not deposits and are not insured by the FDIC or any governmental agency.

Redemption

      We may not redeem the notes prior to maturity. We will not be required to make any mandatory sinking fund payments in respect of the notes.

Subordination of the Notes

      The notes, to the extent set forth in the indenture, rank junior in right of payment to all of our senior indebtedness of our company.

      “Senior indebtedness” means the following, whether now outstanding or subsequently created, assumed or incurred:

(1) all of our indebtedness for money borrowed, meaning any obligation of, or any obligation guaranteed by us, for the repayment of borrowed money, whether or not evidenced by bonds, debentures, securities, notes or other written instruments;

(2) any deferred obligation for the payment of the purchase price of property or assets acquired other than in the ordinary course of business;

(3) all of our obligations, contingent or otherwise, in respect of any letters of credit, bankers acceptance, security purchase facilities and similar transactions;

(4) any of our capital lease obligations;

(5) all of our obligations in respect of interest rate swap, cap or other agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts, commodity contracts and other similar agreements;

(6) all obligations of the type referred to in clauses (1) through (5) of other persons for the payment of which we are responsible or liable as obligor, guarantor or otherwise;

but “senior indebtedness” does not include:

•	the notes or any additional notes issued under the indenture,

•	any obligation ranking on a parity with the notes, or

•	any obligation ranking junior to the notes.

      “Ranking junior to the notes” means any obligation of our company which (1) ranks junior to and not equally with or prior to the notes in right of payment upon the happening of any insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshalling of assets and liabilities or similar proceedings or any liquidation or winding-up of or relating to our company as a whole, whether voluntary or involuntary, and (2) is specifically designated as ranking junior to the notes by express provisions in the instrument creating or evidencing that obligation.

      “Ranking on a parity with the notes” means any obligation of our company which:

•	ranks equally with and not prior to the notes in right of payment upon the happening of any insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshalling of assets and liabilities or similar proceedings or any liquidation or winding-up of or relating to our company as a whole, whether voluntary or involuntary, and

•	is specifically designated as ranking on a parity with the notes by express provisions in the instrument creating or evidencing that obligation.

      The notes rank junior in right of payment to all of our senior indebtedness. No payment in respect of the notes may be made by us if a default in payment with respect to senior indebtedness or an event of default with respect to any senior indebtedness exists that results in the acceleration of the maturity of the senior indebtedness, unless and until the default is cured or waived or ceases to exist. Upon any payment or distribution of assets to creditors upon any insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshalling of assets and liabilities or similar proceedings or any liquidation or winding-up of or relating to our company as a whole, whether voluntary or involuntary, the holders of all senior indebtedness will be entitled to receive payment in full before the holders of the notes will be entitled to receive any payment in respect of the notes. Under the circumstances, if the holders of the notes receive any payment and are aware at that time that all senior indebtedness has not been paid in full, then that payment will be held in trust for the benefit of the holders of senior indebtedness.

      By reason of this subordination, in the event of insolvency, holders of the notes may recover less, ratably, than holders of senior indebtedness.

Events of Default, Notice and Waiver

      An Event of Default is defined in the indenture as:

•	a default for 30 days in the payment of interest upon the notes;

•	a default in the payment of the principal of the notes;

•	a default in the observance or performance of any other covenant in the indenture or the notes continued for 90 days after notice by the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes; or

•	certain events of bankruptcy, insolvency or reorganization of us, whether voluntary or not.

      The payment of the principal of the notes may be accelerated only upon the occurrence of an event of default described in the fourth bullet point above, which we refer to as a bankruptcy event of default. There is no right of acceleration of the payment of principal of the notes upon a default in the payment of principal or interest, if any, or in the performance of any covenant or agreement in the notes or the indenture. In the event of a default in the payment of principal or interest, if any, or in the performance of any covenant or agreement in the notes or the indenture, the trustee, subject to certain limitations and conditions, may institute judicial proceedings to enforce payment of the principal or interest, if any, or to obtain the performance of the covenant or agreement or any other proper remedy. Under certain circumstances, the trustee may withhold notice to the holders of the notes of a default if the trustee in good faith determines that the withholding of the notice is in the best interest of the holders.

      If a bankruptcy event of default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal of the notes to be immediately due and payable. At any time after such a declaration of acceleration, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in aggregate principal amount of outstanding notes may, under certain circumstances, rescind and annul the acceleration.

      Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default exists, the trustee does not have to exercise any of the rights or powers under the indenture at the request, order or direction of any of the holders of the notes, unless one or more of those holders offer the trustee reasonable security or indemnity. Subject to limitations contained in the indenture (including that the trustee will not be exposed to personal liability), the holders of a majority in aggregate principal amount of the outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or to exercise any trust or power conferred on the trustee.

      No holder of any note will have any right to institute any proceeding regarding the indenture or for any remedy under the indenture, unless that holder previously has given the trustee written notice of a continuing event of default and unless the holders of not less than 25% in aggregate principal amount of the outstanding notes have made written request, and offered reasonable security or indemnity, to the trustee to institute the proceeding as trustee, and the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with that request and has failed to institute the proceeding within 60 days. The holder of any note, however, will have an absolute right to receive payment of the principal of and interest on that note on or after the due dates expressed in the note and subject to certain limitations and conditions, to institute suit for the enforcement of any such payment.

      Under the indenture, we must furnish the trustee annually a statement regarding performance of our obligations under the indenture and as to any default in such performance.

Modification of Indenture; Waiver of Covenants

      We and the trustee may modify the indenture with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes. However, without the consent of the holder of each note affected, we may not, among other things:

•	change the maturity date of the principal of or interest on any note;

•	reduce the principal amount of or interest on any note;

•	change the place or currency of payment of principal or interest on any note;

•	impair the right to sue for the enforcement of any payment on or with respect to any note;

•	reduce the percentage in principal amount of outstanding notes that is required for the consent of the holders in order to modify or amend the indenture or to waive compliance with some provisions of the indenture or to waive some defaults; or

•	modify the subordination provisions relating to the notes in any manner adverse to the holders of the notes.

      The holders of a majority in aggregate principal amount of the outstanding notes may waive any past default or event of default, except a default under a covenant that cannot be modified without the consent of each holder of a note that would be affected.

Consolidation, Merger, Sale and Transfer or Lease of Assets

      We may not consolidate with or merge into, or convey, transfer or lease our properties and assets substantially as an entirety to, any person, unless:

•	the successor is organized under the laws of any domestic jurisdiction and assumes our obligations on the notes and under the indenture;

•	after giving effect to the transaction, no event of default and no event that, after notice or lapse of time, would become an event of default, has occurred and is continuing; and

•	other conditions described in the indenture are met.

In that event, the successor will be substituted for us and, except in the case of a lease, we will have no further obligation under the notes or the indenture.

The Trustee

      The Bank of New York Trust Company of Florida, N.A. acts as trustee under the indenture. Notices to the trustee should be directed to Corporate Trust Division, The Bank of New York Trust Company of Florida, N.A., 10161 Centurion Parkway, Jacksonville, Florida 32256. The trustee also acts as note registrar, paying agent and authenticating agent under the indenture. The trustee may resign or be removed under circumstances described in the indenture and we may appoint a successor trustee to act in connection with the notes. Any action described in this prospectus to be taken by the trustee may then be taken by the successor trustee.

      We have no material relationship with the trustee other than as trustee. We and our banking affiliates and non-bank subsidiaries may transact business with the trustee and its affiliates in the ordinary course.

      The indenture and the provisions of the Trust Indenture Act of 1939, incorporated by reference therein, contain some limitations on the right of the trustee should it become a creditor of ours, to obtain payment of claims in certain cases or to realize on some property received regarding any such claim, as security or otherwise. The trustee is permitted to engage in transactions with us. The occurrence of a default under the indenture could create a conflicting interest for the trustee. In this case, if the default has not been cured or waived within 90 days after the trustee has or acquires a conflicting interest, the trustee generally is required to eliminate the conflicting interest or resign as trustee for the notes. In the event of the trustee’s resignation, we promptly will appoint a successor trustee for the notes.

Governing Law

      The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Book Entry System

      We will issue the new notes in the form of one or more global notes. These global notes will be deposited with, or on behalf of, The Depositary Trust Company, New York, New York, which we refer to as DTC. DTC will act as depositary. The new notes will be registered in the name of DTC or its nominee.

Book-Entry Procedures for the New Global Notes

      Ownership of beneficial interests in a global note will be limited to DTC and to persons that may hold interests through institutions that have accounts with DTC, which we refer to as the participants. Beneficial interests in a global note will be shown on, and transfers of those ownership interests will be effected only through, records maintained by DTC and its participants for that global note. The conveyance of notices and other communications by DTC to its participants and by its participants to owners of beneficial interests in the notes will be governed by arrangements among them, subject to any statutory or regulatory requirements in effect.

      DTC holds the securities of its participants and facilitates the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of its participants. The electronic book-entry system eliminates the need for physical certificates. DTC’s participants include:

•	securities brokers and dealers (including the initial purchasers);

•	banks;

•	trust companies;

•	clearing corporations; and

•	other organizations (some of which, and/or their representatives, own DTC).

Banks, brokers, dealers, trust companies and others that clear through or maintain a custodial relationship with a participant, either directly or indirectly, also have access to DTC’s book-entry system.

      Principal and interest payments on the notes represented by a global note will be made to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the notes represented by the global note for all purposes under the indenture. Accordingly, we, the trustee and any paying agent will have no responsibility or liability for:

•	any aspect of DTC’s records relating to, or payments made on account of, beneficial ownership interests in a note represented by a global note;

•	any other aspect of the relationship between DTC and its participants or the relationship between those participants and the owners of beneficial interests in a global note held through those participants; or

•	the maintenance, supervision, or review of any of DTC’s records relating to those beneficial ownership interests.

      DTC has advised us that upon receipt of any payment of principal of or interest on a global note, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of that global note as shown on DTC’s records. The initial purchasers initially designated the accounts to be credited. Payments by participants to owners of beneficial interests in a global note will be governed by standing instructions and customary practices, as is the case with securities held for customer accounts registered in “street names,” and will be the sole responsibility of those participants.

      A global note can only be transferred:

•	as a whole by DTC to one of its nominees;

•	as a whole by a nominee of DTC to DTC or another nominee of DTC; or

•	as a whole by DTC or a nominee of DTC to a successor of DTC or a nominee of that successor.

      Notes represented by a global note can be exchanged for definitive notes in registered form only if:

•	DTC notifies us that it is unwilling or unable to continue as a depositary for the global note;

•	at any time DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934;

•	we in our sole discretion at any time determine that the global note will be exchangeable for definitive notes in registered form and notify the trustee of our decision; or

•	an event of default with respect to the notes represented by the global note has occurred and is continuing.

A global note that can be exchanged under the preceding sentence will be exchanged for definitive notes that are issued in authorized denominations in registered form for the same aggregate amount. Those definitive notes will be registered in the names of the owners of the beneficial interests in the global note as directed by DTC.

      Except as provided above, (1) owners of beneficial interests in such global note will not be entitled to receive physical delivery of notes in definitive form and will not be considered the holders of the notes for any purpose under the indenture and (2) no notes represented by a global note will be exchangeable. Accordingly, each person owning a beneficial interest in a global note must rely on the procedures of DTC

(and if that person is not a participant, on the procedures of the participant through which that person owns its interest) to exercise any rights of a holder under the indenture or that global note. The laws of some jurisdictions require that some purchasers of securities take physical delivery of the securities in definitive form. Those laws may impair the ability to transfer beneficial interests in a global note.

      Beneficial interest in a global note will trade in DTC’s same day settlement system until maturity or until issuance of definitive notes in registered form as provided for in the indenture.

      We understand that under existing industry practices, if we request holders to take any action, or if an owner of a beneficial interest in a global note desires to take any action which a holder is entitled to take under the indenture, then (1) DTC would authorize the participants holding the relevant beneficial interests to take that action and (2) those participants would authorize the beneficial owners owning through those participants to take that action or would otherwise act on the instructions of beneficial owners owning through them.

      DTC has provided the following information to us. DTC is:

•	a limited-purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the Securities Exchange Act of 1934.

      Although DTC has agreed to the above procedures to facilitate transfers of interests in global notes among participants of DTC, it is under no obligation to perform or continue to perform those procedures, and the procedures may be discontinued at any time. Neither we nor the trustee have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

PLAN OF DISTRIBUTION

      This prospectus has been prepared for use by Synovus Securities, Inc. in connection with offers and sales of the new notes in market-making transactions effected from time to time. Synovus Securities, Inc. may act as a principal or agent in these transactions. These sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any of the proceeds of these sales. We have agreed to indemnify Synovus Securities, Inc. against certain liabilities, including liabilities under the Securities Act, and to contribute payments which might be required to make in respect thereof.

      As of the date of this prospectus, Synovus Securities, Inc. was our wholly-owned subsidiary.

      We have been advised by Synovus Securities, Inc. that, subject to applicable laws and regulations, Synovus Securities, Inc. currently intends to make a market in the new notes following completion of the exchange offer. However, Synovus Securities, Inc. is not obligated to do so and Synovus Securities, Inc. may discontinue its market-making activities at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. An active trading market may not develop or be sustained.

LEGAL MATTERS

      The validity of the new notes has been passed upon for us by King & Spalding LLP, New York, New York.

EXPERTS

      The consolidated financial statements of Synovus Financial Corp. and subsidiaries as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report refers to changes by Synovus in its method of accounting for goodwill in 2002 and its method of accounting for derivative instruments and hedging activities in 2001.